Exhibit 99.1

Biomira Inc. 2011-94 Street Edmonton, AB T6N 1H1 March 2007 First Quarter Report

Trading Information:	NASDAQ Global Market (symbol “BIOM”) The Toronto Stock Exchange (symbol “BRA”)

For Information Contact:	Edward Taylor Vice President Finance and Administration & Chief Financial Officer

E-Mail:	IR@biomira.com

Web:	www.biomira.com

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), prepared as at April 16, 2007, should be read in conjunction with the unaudited consolidated financial statements and accompanying notes for the three months ended March 31, 2007, included hereafter, as well as the audited consolidated financial statements and MD&A for the fiscal year ended December 31, 2006. Except as discussed below, all other factors referred to and discussed in the MD&A for fiscal year 2006 remain substantially unchanged.

Forward-Looking Statements
In order to provide our investors with an understanding of our current results and future prospects, this report contains statements that are forward looking. Any statements contained in this report that are not statements of historical fact may be deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "will," "intends," "potential," "possible" and similar expressions are intended to identify forward-looking statements. In particular, this report contains forward-looking statements regarding development and clinical plans for our products and product candidates, the efficacy of those products and product candidates, prospects for future strategic partnerships, in-license opportunities and acquisitions, planned shipments of clinical trial material, the sufficiency of existing capital resources to support our operations, the availability of additional capital resources, and our expected future operating results. These forward-looking statements represent Biomira’s intentions, plans, expectations and beliefs with respect to our future strategy and business prospects, planned development of our product pipeline, by ourselves and with our existing and prospective partners, our future revenues, operating expenses, investment income and taxes, our expectations with respect to research and development expenses, the use and adequacy of our cash resources, the successful integration of ProlX Pharmaceuticals Corporation (“ProlX”), the timing, duration and results of clinical trials for our products, the timing and results of regulatory reviews, the safety and efficacy of our products, the possibility of future payments from Merck KGaA of Darmstadt, Germany (“Merck KGaA”) and the availability of grant funding for our ProlX subsidiary, and are based on our experience and our assessment of historical and future trends and the application of key assumptions relating to future events and circumstances.

All of these forward-looking statements involve risks and uncertainties related to our business and the general economic environment, many beyond our control. These risks, uncertainties and other factors could cause our actual results to differ materially from those projected in forward-looking statements, including the risks associated with the adequacy of financing and reserves on hand, currency exchange rate fluctuations, changes in general accounting policies, general economic factors, achievement of the results we anticipate from our clinical trials with our products and our ability to adequately obtain and protect our intellectual property rights. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a detailed description of our risks and uncertainties, you are encouraged to review the official corporate documents filed with the securities regulators in Canada on SEDAR and the United States on U.S. EDGAR.

Overview of the Business
Biomira Inc. (“Biomira” or the “Company”) is an international biotechnology company headquartered in Canada which is engaged primarily in the development of innovative therapeutic products for the treatment of cancer. Our goal is to develop and commercialize novel synthetic vaccines and targeted small molecules that have the potential to improve the lives and outcomes of cancer patients.

Product Pipeline

Stimuvax®
Our lead cancer “vaccine” candidate is a synthetic Mucin 1 peptide vaccine, Stimuvax (formerly called BLP25 Liposome vaccine). This vaccine incorporates a 25 amino acid sequence of the Mucin 1 cancer antigen in a liposomal formulation.

In January 2007, we announced that the global phase 3 Stimuvax clinical trial, START (“Stimulating Targeted Antigenic Responses To non-small cell lung cancer (“NSCLC”)”), assessing the efficacy and safety of Stimuvax as a potential treatment for patients with unresectable Stage III NSCLC was open for patient enrollment. The trial is being conducted by Merck KGaA under the provisions of a collaboration between Biomira and Merck KGaA and is expected to include more than 1,300 patients in approximately 30 countries. In February 2007, we announced that the first patient had been enrolled in the START trial triggering a milestone payment to Biomira of $2.9 million (U.S. $2.5 million), before associated payments to third parties of $0.5 million.

Under the provisions of a collaboration between Biomira and Merck KGaA, we remain responsible for process development and manufacturing of Stimuvax. We conduct process development, quality control and assurance, and other aspects of this work at Biomira, while outsourcing manufacturing. Early in the first quarter of 2007 manufacturing was resumed to support the global phase 3 START trial.

PX-12
PX-12 is a small molecule inhibitor of thioredoxin. Increased thioredoxin levels in cancer cells have been linked to the aggressive proliferation of solid tumors, including colon, lung, and gastric cancers. PX-12 is currently being evaluated in a phase 1b trial in patients with advanced gastrointestinal cancers. An initial phase 1 trial involving 38 patients with advanced metastatic cancer showed that PX-12 was well tolerated and produced a decrease in plasma concentrations of thioredoxin that was significantly correlated with increased patient survival. Fifteen of the 38 patients achieved stable disease of up to 322 days. A randomized phase 2 trial comparing two dose levels of PX-12 in patients with advanced pancreatic cancer who have progressed on gemcitabine or a gemcitabine-containing regimen was initiated in January 2007.

PX-478
PX-478 is a small molecule inhibitor of hypoxia inducible factor (HIF)-1α, a protein responsible for initiating the process of tumor blood vessel growth, or angiogenesis. PX-478 is effective when delivered orally in animal models, and has shown marked tumor regressions and growth inhibition in such model systems across a range of cancers, including ovarian, renal, prostate, colon, pancreatic, and breast cancer. PX-478 is in late stage pre-clinical development and is expected to begin a phase 1 clinical trial by Q3 2007.

PX-866
PX-866 is an inhibitor of the phosphatidylinositol-3-kinase (PI3 kinase)/AKT/PTEN pathway, an important survival signaling pathway that is activated in many types of human cancer. PI3 kinase is overexpressed in a number of human cancers, especially ovarian, colon, head and neck, urinary tract, and cervical cancers, where it leads to increased proliferation and inhibition of apoptosis (programmed cell death). In pre-clinical studies, PX-866 has been shown to induce prolonged inhibition of tumor PI3 kinase signaling following both oral and intravenous administration. The compound also has been shown to have good in vivo anti-tumor activity in tumor models of human ovarian and lung cancer, as well as intracranial glioblastoma. In April 2007, we announced that PX-866 has been selected as our next clinical development candidate.

BGLP40 Liposome Vaccine
We have developed a completely synthetic MUC 1-based liposomal glycolipopeptide cancer vaccine, BGLP40 liposome vaccine, for potential use in several cancer indications. The BGLP40 glycolipopeptide combines carbohydrate and peptide determinates in a multi-epitopic vaccine that evokes both cellular and humoral immune responses against major cancer-associated epitopes expressed on adenocarcinomas. BGLP40 liposome vaccine is in pre-clinical development. We currently intend to partner this vaccine for clinical development.

Business Development
With our acquisition of ProlX in the fourth quarter of 2006, we have acquired a pipeline of targeted small molecule anti-cancer compounds for internal development, which we anticipate to form the bulk of our future clinical development activities. We plan to continue to search for additional opportunities to in-license or acquire compounds which complement our oncology portfolio. As we advance our compounds in clinical development, we also plan to explore partnering opportunities that may provide resources for the more rapid advancement of these product candidates.

Corporate Update
In January 2007, we announced that Eric E. Baker retired from the Company's Board of Directors. Mr. Baker had been a member of the Board since 1985 and served as Chairman until September 2006. We are currently in the process of recruiting a new Board member to replace Mr. Baker.

Results of Operations

(in millions of dollars, except per share amounts)	Three Months Ended March 31
	2007	2006	Change
Revenue	$0.2	$0.4	$(0.2)
Operating expenses	(6.7)	(6.4)	(0.3)
Investment and other income	0.4	0.2	0.2
Income tax recovery	0.7	-	0.7
Net loss	$(5.4)	$(5.8)	$0.4
Basic and diluted loss per share	$(0.05)	$(0.07)	$0.02

Financial results for the three months ended March 31, 2007 reflect a consolidated net loss from operations of $5.4 million or $0.05 per share compared to $5.8 million or $0.07 per share for the same period in 2006. The decrease in net loss of $0.4 million primarily arises from a future income tax recovery of $0.7 million related to our ProlX subsidiary acquired in October 2006, partially offset by an increase in operating expenses of $0.3 million. The increase in operating expenses resulted from an increase in amortization expense and marketing and business development expense of $0.8 million and $0.4 million respectively, partially offset by a reduction in research and development expense of $1.0 million. The increase in amortization expense relates to the intangible assets acquired in the acquisition of ProlX, and the increase in marketing and business development expense relates to workforce reduction costs in the first quarter of 2007. The decrease in research and development expense primarily relates to reduced clinical and development expenditures as a result of transitioning the responsibility for the clinical development and regulatory activities for Stimuvax to Merck KGaA during 2006, and related workforce reductions undertaken during 2006.

Non-GAAP Measures
We refer to the term “working capital” which is not specifically defined in the CICA Handbook and does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (“GAAP”). This non-GAAP measure may not be comparable to similar measures presented by other companies. For purposes of this MD&A, and consistent with our previously disclosed non-GAAP measures, working capital is defined as current assets less current liabilities. Working capital provides useful information in relation to the Company’s ability to meet obligations as they come due and fund ongoing operations. Working capital currently has no directly comparable measure calculated in accordance with GAAP.

Revenues

(in millions of dollars)	Three Months Ended March 31
	2007	2006	Change
Contract research and development	$0.1	$0.3	$(0.2)
Licensing revenues from collaborative agreements	0.1	0.1	-
Licensing, royalties and other revenue	-	-	-
	$0.2	$0.4	$(0.2)

Contract research and development revenue represents contract research and development funding received from Merck KGaA associated with Stimuvax. In 2006, we transitioned responsibility for the clinical development and regulatory activities for Stimuvax to Merck KGaA, which has resulted in reduced contract research and development revenue compared to the same period in 2006.

Licensing revenues from collaborative agreements represent the amortization of upfront payments received from Merck KGaA and an upfront sub-licensing fee from CancerVac Pty. Ltd. upon commencement of the respective collaborations. In February 2007, we announced that the first patient had been enrolled in the global phase 3 Stimuvax clinical trial triggering a milestone payment to Biomira of $2.9 million (U.S. $2.5 million), before associated payments to third parties of $0.5 million. As further disclosed in Note 6, Collaborative Agreements, of our unaudited consolidated financial statements for the three months ended March 31, 2007, this milestone payment has been recorded as deferred revenue and is being recognized as revenue on a straight-line basis over the remaining patent life of the Stimuvax product. As a result, our licensing revenue from collaborative agreements remains similar to the same period in 2006.

Operating Expenses
Research and Development

(in millions of dollars)	Three Months Ended March 31
	2007	2006	Change
Research and development	$3.0	$4.0	$1.0

The decrease in research and development expense from 2006 results from reduced clinical and development expenditures as a result of transitioning the responsibility for the clinical development and regulatory activities for Stimuvax to Merck KGaA during 2006, and related workforce reductions undertaken during 2006. These expenditure reductions have been partially offset by clinical and development activities related to our ProlX operation, which was acquired October 30, 2006. Expenses associated with the ProlX operation were partially offset by government grant funding received in the quarter.

General and Administrative

(in millions of dollars)	Three Months Ended March 31
	2007	2006	Change
General and administrative	$2.2	$2.1	$(0.1)

General and administrative expenses for the three months ended March 31, 2007 were comparable to the same period in 2006.

Marketing and Business Development

(in millions of dollars)	Three Months Ended March 31
	2007	2006	Change
Marketing and business development	$0.6	$0.2	$(0.4)

Marketing and business development expenditures include corporate administrative expenses associated with these functions, as well as costs associated with licensing activities related to pre-clinical and early stage technologies. The increase over 2006 is attributable to workforce reduction costs as further disclosed in Note 8, Workforce Reduction Costs, of our unaudited consolidated financial statements for the three months ended March 31, 2007.

Amortization

(in millions of dollars)	Three Months Ended March 31
	2007	2006	Change
Amortization	$0.9	$0.1	$(0.8)

Amortization expense relates to facility leaseholds and equipment, certain licensing rights, acquired intangible assets, and other assets. The increase over 2006 can be attributed to amortization recorded on the intangible assets acquired in the ProlX acquisition on October 30, 2006, as described in Note 4, Business Acquisition, in the notes to our 2006 audited consolidated financial statements. The acquired intangible assets consist of a portfolio of oncology products at various stages of development. The acquired technologies are being amortized on a straight-line basis over the lesser of the economic life or remaining patent life of the acquired technologies, which range from 11.5 to 19.9 years.

Investment and Other Income

(in millions of dollars)	Three Months Ended March 31
	2007	2006	Change
Investment and other income	$0.4	$0.2	$0.2

Investment and other income comprises income from cash and investments and foreign exchange gains and losses. The increase over 2006 is attributable to slightly higher average investment balances year over year coupled with a comparable interest rate environment, and a gain on sale of short-term investments.

Income Tax Recovery

(in millions of dollars)	Three Months Ended March 31
	2007	2006	Change
Future income tax recovery	$0.7	$-	$0.7

The future income tax recovery relates to our ProlX subsidiary acquired on October 30, 2006, and consists of a decrease in the future income tax liability on the purchased intangibles, resulting from the amortization of the carrying value in excess of the tax value, and an increase in the tax losses carry forward.

Liquidity and Capital Resources
Liquidity
As at March 31, 2007, our cash and cash equivalents and short-term investments were $28.7 million compared to $33.0 million at the end of 2006, a decrease of $4.3 million or 13.0%. Major contributors to the net change included $3.3 million used in operations, $0.5 million used in payment of accrued business acquisition and share issuance costs, and $0.5 million used in the purchase of intangible assets. In February 2007, we announced that the first patient had been enrolled in the global phase 3 Stimuvax clinical trial triggering a milestone payment to Biomira of $2.9 million (U.S. $2.5 million), before associated payments to third parties of $0.5 million. With these milestone proceeds now in our treasury, coupled with the financing proceeds we secured in December 2006 and anticipated future cash inflows from collaborative funding arrangements, investment income, government grants and technology licensing efforts; we believe that our cash and short-term investments in place will be sufficient to meet operating and capital requirements into the second half of 2008.

As at March 31, 2007, working capital decreased by $2.8 million from the end of 2006, to $28.9 million from $31.7 million and is primarily attributable to a $4.3 million decrease in cash equivalents and short-term investments and a decrease of $0.9 million in accounts receivable, partially offset by a $2.4 million increase in inventory. The decrease in accounts receivable relates to the timing of contract research and development funding received from Merck KGaA, and the increase in inventory relates to increased Stimuvax manufacturing activities as a result of the commencement of the Merck KGaA-led phase 3 trial in NSCLC in the first quarter of 2007. These inventory costs are reimbursable under the provisions of the collaboration between Biomira and Merck KGaA once the clinical trial material is approved for use in the clinic and shipped to Merck KGaA. We anticipate that the shipping of clinical trial material will commence in the second quarter of 2007.

Capital Resources
Anticipating future funding requirements to further our product pipeline and in-licensing activities, we registered a U.S. $100 million Base Shelf Prospectus with the applicable regulatory authorities in Canada and the U.S. in September 2006. This mechanism to facilitate future financings has U.S. $87 million still remaining and is expected to remain in place into the fourth quarter of 2008, unless fully exhausted prior to expiry. The intention of the base shelf registration statement is to ensure that a financing mechanism is in place to allow us to take advantage of favorable financing opportunities in a timely manner.

In addition, we currently have 5.8 million warrants outstanding, at a weighted-average exercise price of U.S. $2.45. Based on our NASDAQ closing share price of U.S. $ 1.15 on March 30, 2007, the warrants outstanding are currently not in the money.

Additional capital resources may be required depending on the outcomes associated with the further development of other products in our pipeline. Assuming continued investor support for our equity offerings, such additional capital resources could be derived from the base shelf registration statement and/or receipt of milestone payments under the provisions of the collaboration between Biomira and Merck KGaA. In February 2007, we announced that the first patient had been enrolled in the global phase 3 Stimuvax clinical trial triggering a milestone payment to Biomira of $2.9 million (U.S. $2.5 million), before associated payments to third parties of $0.5 million. Under the provisions of the collaboration between Biomira and Merck KGaA, an additional milestone payment is anticipated for later this year.

Contractual Obligations and Contingencies
In our continuing operations, we have entered into long-term contractual arrangements from time to time for our facilities, debt financing, the provision of goods and services, and acquisition of technology access rights, among others. The contractual obligations arising from these arrangements, currently in force over the next ten years, are disclosed in the MD&A section of our 2006 Annual Report. During the three months ended March 31, 2007, we did not make any material changes to these long-term contractual obligations that are outside the ordinary course of business.

Off-Balance Sheet Arrangements
As at March 31, 2007, we have not entered into any material off-balance sheet arrangements, except as disclosed in Note 20, Contingencies, Commitments, and Guarantees, in the notes to our audited 2006 consolidated financial statements.

Transactions with Related Parties
During the three months ended March 31, 2007 we did not enter into any material transactions with related parties.

Outlook
Until one of our products receives regulatory approval and is successfully commercialized, we anticipate losses for at least the foreseeable future as our lead product candidate undergoes the final stages of clinical development. The magnitude of these operating losses will be largely affected by the timing and scope of future clinical trials and pre-launch activities related to our products, as well as any new initiatives. Finally, the duration of the pre-operating losses will, among other things, depend on the scientific results of such clinical trials.

We expect that clinical development expenses will increase into the second half of 2007 as we move forward with development activities related to our newly acquired small molecule product candidates. With our financing completed in December 2006 and the expected cash inflows from collaborative funding arrangements, investment income, and technology licensing efforts; we believe that our cash and short-term investments in place will be sufficient to meet operating and capital requirements into the second half of 2008.

Our ability to continue to generate cash to fund the advancement of our clinical programs related to early stage technologies, and out-licensing or acquisition opportunities will depend on several factors. Among others, these include the availability of new financing through private and/or public offerings on acceptable terms; the timely advancement of clinical studies; the ability to obtain regulatory approvals for our products; and the value and timing of securing licensing and collaborative arrangements.

Risks and Uncertainties
The immediate risks and uncertainties facing Biomira may include, but are not limited to: changing market and industry conditions; clinical trial results; the establishment of new and continuation of existing corporate alliances; the impact of competitive products and their pricing; timely development of existing and new products; the difficulty of predicting regulatory approval and market acceptance for our products; our ability to secure and manufacture vaccine supplies for future clinical trials and commercialization activities on a consistent and economical basis; availability of capital or other funding; the ability to patent and defend our intellectual property; the ability to retain and recruit qualified personnel; and other risks, known or unknown. These risks and uncertainties are discussed in greater detail in the MD&A in our 2006 annual report and in other regulatory filings.

Critical Accounting Policies and Estimates
All of our accounting policies are in accordance with Canadian GAAP including some which require management to make assumptions and estimates that could significantly affect the results of operations and financial position. The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results are disclosed in the MD&A section of our 2006 Annual Report. As well, our significant accounting policies are disclosed in Note 2, Significant Accounting Policies, in the notes to our audited 2006 consolidated financial statements.

Changes in Accounting Policies
Financial instruments
Effective January 1, 2007, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments - Recognition and Measurement, Section 3865, Hedges, Section 1530, Comprehensive Income, Section 3251, Equity and Section 3861, Financial Instruments - Disclosure and Presentation. The adoption of the new standards resulted in changes in accounting for financial instruments and hedges as well as the recognition of certain transition adjustments that have been recorded in opening accumulated other comprehensive income. The comparative consolidated financial statements have not been restated. For a description of the principal changes in accounting for financial instruments due to the adoption of the accounting standards, and for further details on changes in accounting policies, see Note 2, Accounting Policy Changes, in the notes to our unaudited interim consolidated financial statements for the three months ended March 31, 2007.

Supplemental Information
Summary of Quarterly Results
The following is selected quarterly consolidated financial information from our unaudited quarterly financial statements for each of the eight most recently completed quarters ending March 31, 2007.

	Three month period ended
(expressed in millions except per share data)	Mar 31, 2007	Dec. 31, 2006	Sept 30, 2006	June 30, 2006
Total Revenue	$0.2	$1.3	$1.7	$1.2
Research and development cost	$3.0	$3.3	$3.6	$3.0
Net loss	$(5.4)	$(4.3)	$(3.7)	$(4.0)
Basic and diluted loss per share	$(0.05)	$(0.04)	$(0.04)	$(0.04)
Common shares outstanding	116.9	116.9	89.4	89.4
Weighted average number of common shares outstanding	116.9	102.8	89.4	89.4

	Three month period ended
(expressed in millions except per share data)	Mar. 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005
Total Revenue	$0.4	$1.1	$1.3	$1.1
Research and development cost	$4.0	$4.5	$4.6	$4.3
Net loss	$(5.8)	$(4.4)	$(5.5)	$(4.8)
Basic and diluted loss per share	$(0.07)	$(0.05)	$(0.07)	$(0.06)
Common shares outstanding	89.4	78.8	78.8	78.8
Weighted average number of common shares outstanding	85.9	78.7	78.6	78.5

Outstanding Share Data
As at April 16, 2007, the following classes of shares and equity securities potentially convertible into common shares were outstanding:

Class A preference shares (non-voting)	12,500
Class B preference shares (non-voting)	nil
Common shares	116,915,338
Convertible equity securities:
Stock options	6,837,126
Restricted share units	480,998
Warrants	5,848,157

Upon exercise or conversion, the stock options, restricted share units and warrants are convertible into an equal number of common voting shares. Had the outstanding stock options, restricted share units and warrants been fully exercised or converted, the aggregate number of common shares outstanding would be 130,081,619 as at April 16, 2007.

For details relating to the stock options, restricted share units and warrants, please refer to Note 13, Share Capital, and Note 14, Stock-Based Compensation, in the notes to our audited 2006 consolidated financial statements and Note 4, Share Capital, in the notes to our unaudited interim consolidated financial statements for the three months ended March 31, 2007.

Internal Control over Financial Reporting and Disclosure Controls and Procedures
During the three months ended March 31, 2007 the CEO and CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to Multilateral Instrument 52-109 (“MI 52-109”), Certification of Disclosure in Issuers’ Annual and Interim Filings. They individually concluded that there were no changes during the first quarter that affected materially or were likely to affect materially the Company’s internal control over financial reporting and disclosure controls and procedures.

The CEO and CFO evaluated the design of the Company’s internal control over financial reporting and the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2006 pursuant to the requirements of MI 52-109. Management concluded that as of December 31, 2006 there may have been a reportable weakness in the design of internal control over financial reporting solely because it was not reasonably practical to complete the integration of the business processes, accounting systems and internal controls over financial reporting in its newly acquired wholly-owned subsidiary ProlX, following the acquisition of ProlX in the fourth quarter of 2006.

Additional procedures have been performed by the Company for the periods ended December 31, 2006 and March 31, 2007 respectively, to ensure that the acquisition has been recorded appropriately in the consolidated financial statements of the Company in accordance with applicable generally accepted accounting principles.

Management will continue to take the necessary steps to advance the integration of the business processes, accounting systems and internal controls over financial reporting of ProlX on or before the end of the fourth quarter of 2007.

Additional Information
Additional information relating to Biomira, including a copy of our Annual Information Form, Form 40-F and Proxy Circular, can be found on SEDAR at www.sedar.com or U.S. EDGAR at www.sec.gov.

Biomira Inc.
Consolidated Balance Sheets
(expressed in thousands of Canadian dollars, except share amounts)
(unaudited)

	March 31 2007	December 31 2006*
ASSETS
CURRENT
Cash and cash equivalents	$12,586	$15,626
Short-term investments	16,121	17,411
Accounts receivable	396	1,325
Prepaid expenses	300	338
Inventory (Note 3)	3,689	1,287
	33,092	35,987
CAPITAL ASSETS	432	452
INTANGIBLE ASSETS	39,858	40,164
DEPOSIT ASSET	1,380	1,380
LONG-TERM INVESTMENTS	404	404
GOODWILL	712	712
	$75,878	$79,099
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$3,672	$4,050
Current portion of capital lease obligations	48	47
Current portion of deferred revenue (Note 6)	469	207
	4,189	4,304
CAPITAL LEASE OBLIGATIONS	18	33
NOTES PAYABLE	229	232
FUTURE INCOME TAXES	11,517	12,254
DEFERRED REVENUE (Note 6)	3,418	829
CLASS A PREFERENCE SHARES	30	30
	19,401	17,682
CONTINGENCIES, COMMITMENTS, AND GUARANTEES

SHAREHOLDERS’ EQUITY
Share capital (Note 4)	426,379	426,379
Issued and outstanding - 116,915,338 and 116,915,338
Warrants (Note 4)	8,450	8,450
Contributed surplus (Note 5)	23,001	22,582
Deficit	(401,353)	(395,994)
	56,477	61,417
	$75,878	$79,099
(see accompanying notes to the consolidated financial statements)

(CAD $1.00 = USD $0.87)

*Figures excerpted from the 2006 audited consolidated financial statements.

Biomira Inc.
Consolidated Statements of Operations
(expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

	Three Months Ended March 31
	2007	2006
REVENUE
Contract research and development	$116	$324
Licensing revenue from collaborative agreements (Note 6)	74	55
Licensing, royalties, and other revenue	11	1
	201	380
EXPENSES
Research and development (Note 7)	2,989	3,956
General and administrative	2,243	2,130
Marketing and business development	560	218
Amortization	862	106
	6,654	6,410
OPERATING LOSS	(6,453)	(6,030)
Investment and other income	358	237
Interest expense	(1)	(7)
LOSS BEFORE INCOME TAXES	(6,096)	(5,800)
INCOME TAX RECOVERY:
Future	737	-
NET LOSS	$(5,359)	$(5,800)
BASIC AND DILUTED LOSS PER SHARE	$(0.05)	$(0.07)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	116,915,338	85,864,809
(See accompanying notes to the consolidated financial statements)

Consolidated Statements of Deficit
(expressed in thousands of Canadian dollars)
(unaudited)

	Three Months Ended March 31
	2007	2006
DEFICIT, BEGINNING OF PERIOD	$(395,994)	$(378,172)
Net loss for period	(5,359)	(5,800)
DEFICIT, END OF PERIOD	$(401,353)	$(383,972)
(See accompanying notes to the consolidated financial statements)

Biomira Inc.
Consolidated Statements of Comprehensive Loss
Three Months Ended March 31
(expressed in thousands of Canadian dollars)
(unaudited)

2007
Net Loss	$(5,359)
Other Comprehensive Loss:
Reclassification adjustment for realized gains included in net loss	(52)
COMPREHENSIVE LOSS	$(5,411)
(See accompanying notes to the consolidated financial statements)

Consolidated Statements of Accumulated Other Comprehensive Income
Three Months Ended March 31
(expressed in thousands of Canadian dollars)
(unaudited)

2007
ACCUMULATED OTHER COMPREHENSIVE INCOME, BEGINNING OF PERIOD AS PREVIOUSLY REPORTED	$-
Transition adjustment for unrealized holding gains on available-for-sale financial assets	52
ACCUMULATED OTHER COMPREHENSIVE INCOME, BEGINNING OF PERIOD AS RESTATED	52
Other comprehensive loss for the period	(52)
ACCUMULATED OTHER COMPREHENSIVE INCOME, END OF PERIOD	$-
(See accompanying notes to the consolidated financial statements)

Biomira Inc.
Consolidated Statements of Cash Flows
(expressed in thousands of Canadian dollars)
(unaudited)

	Three Months Ended March 31
	2007	2006
OPERATING
Net loss	$(5,359)	$(5,800)
Amortization	862	106
Future income tax recovery	(737)	-
Foreign exchange gain on notes payable	(3)	-
Stock compensation expense (Note 5)	419	544
Gain on sale of short-term investments	(52)	-
Proceeds received from collaborative agreements (Note 6)	2,925	-
Decrease in deferred revenue (Note 6)	(74)	(52)
Foreign exchange loss (gain) on cash and cash equivalents	85	(43)
Net change in non-cash working capital balances from operations
Accounts receivable	929	740
Prepaid expenses	38	110
Inventory	(2,402)	(1,062)
Accounts payable and accrued liabilities	91	285
	(3,278)	(5,172)
INVESTING
Purchase of short-term investments	(9,860)	(17,174)
Redemption of short-term investments	11,202	11,575
Purchase of capital assets	(43)	-
Purchase of intangible assets (Note 6)	(493)	-
Payment of accrued business acquisition costs	(277)	-
	529	(5,599)
FINANCING
Proceeds on issue of common shares and warrants, net of issue costs	-	17,499
Payment of accrued share issuance costs	(192)	-
Repayment of capital lease obligation	(14)	(12)
	(206)	17,487
NET CASH (OUTFLOW) INFLOW	(2,955)	6,716
EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS	(85)	43
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(3,040)	6,759
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	15,626	9,264
CASH AND CASH EQUIVALENTS, END OF PERIOD	$12,586	$16,023
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Amount of interest paid in the period	$1	$7
Amount of income taxes paid in the period	$-	$-
(See accompanying notes to the consolidated financial statements)

BIOMIRA INC.
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

1.        BASIS OF PRESENTATION

The accompanying unaudited consolidated interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial statements. The accounting principles and methods of computation adopted in these consolidated financial statements are the same as those of the audited consolidated financial statements for the year ended December 31, 2006, except as disclosed in Note 2 below.

Omitted from these statements are certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP. The consolidated financial statements and notes presented should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 filed with the appropriate securities commissions.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

2.        ACCOUNTING POLICY CHANGES

Financial instruments

Effective January 1, 2007, the Company adopted the recommendations of Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments - Recognition and Measurement, Section 3865, Hedges, Section 1530, Comprehensive Income, Section 3251, Equity and Section 3861, Financial Instruments - Disclosure and Presentation. The adoption of the new standards resulted in changes in accounting for financial instruments and hedges as well as the recognition of certain transition adjustments that have been recorded in opening accumulated other comprehensive income. The comparative consolidated financial statements have not been restated.

a)     Financial assets and financial liabilities

Prior to the adoption of the new standards, all of Company’s financial assets and liabilities were accounted for on an accrual basis at their carrying amount, net of any adjustment for other-than temporary impairment.

Under the new standards, financial assets and financial liabilities are initially recognized at fair value and are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition. Transaction costs are recognized immediately in income or are capitalized, depending upon the nature of the transaction and the associated product.

2.        ACCOUNTING POLICY CHANGES (continued)

Held-for-trading
Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading. An entity may also designate any financial instrument upon initial recognition as held for trading. These instruments are accounted for at fair value with the change in the fair value recognized in investment income. The Company has designated the Class A preference shares as held for trading. A change in the fair value of the Class A preference shares will not occur until the Company becomes profitable.

Available-for-sale
Financial assets classified as available-for-sale are carried at fair value with the changes in fair value recorded in other comprehensive income. The fair value of a financial instrument on initial recognition is normally the transaction price. Subsequent to initial recognition, fair values for financial assets are determined by bid prices quoted in active markets. Securities that are classified as available-for-sale and do not have a readily available market value are recorded at cost. Available-for-sale securities are written down to fair value through income whenever it is necessary to reflect other-than-temporary impairment. Gains and losses realized on disposal of available-for-sale securities, which are calculated on an average cost basis, are recognized in other income.

Held-to-maturity
Securities that have a fixed maturity date, where the Company intends and has the ability to hold to maturity, are classified as held-to-maturity and accounted for at amortized cost using the effective interest rate method.

Loans, receivables and other liabilities
Loans, receivables and other liabilities are accounted for at amortized cost using the effective interest rate method.

As at January 1, 2007, the Company has the following financial assets and liabilities and is selecting the following classifications:

	Classification	Measurement
Financial assets
Cash and cash equivalents	Available for sale	Fair value
Short-term investments	Available for sale	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Long-term investments	Loans and receivables	Amortized cost
Financial liabilities
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Notes payable	Other liabilities	Amortized cost
Class A preference shares	Held for trading	Fair value

2.        ACCOUNTING POLICY CHANGES (continued)

b)    Derivatives and hedge accounting

Embedded derivatives
Derivatives may be embedded in other financial instruments (the “host instruments”). Prior to the adoption of the new standards, such embedded derivatives were not accounted for separately from the host instrument. Under the new standard, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivatives are measured at fair value with subsequent changes recognized in trading income. In accordance with CICA Handbook Section 3855, the Company conducted a search for embedded derivatives in all contractual arrangements dated subsequent to December 31, 2002 and did not identify any embedded features that require separate presentation from the related host contract.

Hedge accounting
Under the previous standards, derivatives that met the requirements for hedge accounting were generally accounted for on an accrual basis. Under the new standards, all derivatives are recorded at fair value and are recorded in prepaid expenses and other assets or accounts payable and accrued liabilities. This change in accounting policy had no impact.

c)     Comprehensive income

Comprehensive income (loss) is composed of the Company’s net loss and other comprehensive loss. Other comprehensive loss includes unrealized gains on available-for-sale financial assets. The components of comprehensive income (loss) are disclosed in the Consolidated Statements of Comprehensive Loss.

Accounting changes

Effective January 1, 2007, the Company adopted the revised recommendations of CICA Handbook Section 1506, Accounting Changes, replacing Section 1506 of the same title. The revised Section 1506 adopts relevant parts of International Financial Reporting Standard IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The Company has determined that adoption of Section 1506 does not have a material effect on our financial position or results of operations in the current periods presented.

Investments

Effective January 1, 2007, the Company adopted the recommendations of CICA Handbook Section 3051, Investments, which replaces Handbook Section 3050 of the same name. Section 3051 continues to establish standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments. Section 3051 also contains new guidance on when an other-than-temporary decline in value of an investment remaining subject to Section 3051 has occurred. The Company has determined that adoption of Section 3051 does not have a material effect on our financial position or results of operations in the current periods presented.

2.        ACCOUNTING POLICY CHANGES (continued)

Determining the variability to be considered in applying AcG-15

Effective January 1, 2007, the Company adopted the recommendations of CICA Handbook Abstract No.163, Determining the Variability to be Considered in Applying AcG-15(“EIC-163”). EIC-163 deals with situations where an entity enters into arrangements, such as derivative contracts, to reduce or eliminate variability created by certain assets or operations of the entity or mismatches between the overall asset and liability profiles of the entity, thereby protecting certain liability and equity holders from exposure to such variability. The Company has determined that adoption of Section EIC-163 does not have a material effect on our financial position or results of operations in the current periods presented.

3.        INVENTORY

	March 31 2007	December 31 2006
Raw materials	$1,134	$1,287
Work-in-process	2,555	-
	$3,689	$1,287

Under the provisions of a collaboration between the Company and Merck KGaA of Darmstadt, Germany (“Merck KGaA”), Biomira is responsible for the manufacturing of Stimuvax® both for clinical trials and following any marketing approval. At March 31, 2007, the Company has included in its inventory clinical trial material costs reimbursable under the provisions of the collaboration once the clinical trial material is approved for use in the clinic and shipped to Merck KGaA. Inventories of raw materials are valued at the lower of cost computed on a first-in, first-out basis, and replacement cost. Inventories of work-in-process and finished goods are valued at the lower of standard cost (which is calculated to approximate actual costs) and net realizable value. Cost for work-in-process and finished goods inventories includes materials, third party contract manufacturing costs, direct labour and an allocation of overhead.

4.        SHARE CAPITAL

	March 31 2007	December 31 2006
Common shares
Issued and outstanding, beginning of period	116,915,338	78,816,564
Equity placements	-	20,201,997
Business acquisition	-	17,877,777
Conversion of restricted share units	-	19,000
Issued and outstanding, end of period	116,915,338	116,915,338
Issued and outstanding as at April 16, 2007	116,915,338

4.        SHARE CAPITAL (continued)

	March 31 2007	December 31 2006
Warrants
Issued and outstanding, beginning of period	5,848,157	1,077,121
Equity placements	-	4,771,036
Issued and outstanding, end of period	5,848,157	5,848,157
Issued and outstanding as at April 16, 2007	5,848,157
           The warrants provide the holders with the right to purchase common shares at a range of prices from U.S. $1.86 to U.S. $3.45 per share.

	March 31 2007	December 31 2006
Stock options
Outstanding, beginning of period	6,903,626	4,360,940
Granted	37,000	3,549,000
Cancelled	(103,500)	(1,006,314)
Outstanding, end of period	6,837,126	6,903,626
Outstanding as at April 16, 2007	6,837,126
             Stock options are exercisable at a range of exercise prices from $1.12 to $23.10 per share.

	March 31 2007	December 31 2006
Restricted Share Units
Outstanding, beginning of period	480,998	114,000
Granted	-	385,998
Converted	-	(19,000)
Outstanding, end of period	480,998	480,998
Outstanding as at April 16, 2007	480,998
  Each restricted share unit will be converted into one common share at the end of the grant period (not to exceed five years) without any further consideration payable.

5.        STOCK-BASED COMPENSATION

Stock Option Plan

In the first quarter of 2007, stock-based compensation expense of $419 (2006 - $534) was recognized, representing the amortization applicable to the current period of the estimated fair value of stock options granted since January 1, 2002. The current period expense includes an adjustment of $72 (2006 - $274) relating to workforce reduction costs described in Note 8. This adjustment includes the immediate expensing of the remaining unrecognized fair value of the affected stock options and a modification adjustment relating to extension of the expiry date of the affected stock options that allows the stock options to continue to vest for 24 months compared to the 6 months provided in the original stock option agreements.

5.        STOCK-BASED COMPENSATION (continued)

The Company uses the Black-Scholes option pricing model to value the stock options at each grant date, under the following weighted average assumptions:

	Three Months Ended March 31
	2007	2006
Weighted average grant-date fair value per share option	$1.03	$1.36
Expected dividend rate	0.0%	0.0%
Expected volatility	102.63%	107.05%
Risk-free interest rate	3.90%	4.16%
Expected life of options in years	6.0	6.0
           The amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these stock options by the holders.

Restricted Share Unit Plan

In the first quarter of 2007, stock-based compensation expense of nil (2006 - $10) was recognized, representing the amortization applicable to the current period of the estimated fair value of restricted share units granted.

6.        COLLABORATIVE AGREEMENTS

Following the recommendations of CICA Handbook Abstract No.142, Revenue Arrangements with Multiple Deliverables (“EIC-142”), the Company evaluates revenue from collaborative arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting. A delivered item is considered a separate unit of accounting if the following separation criteria are met: i) the delivered item has standalone value to the customer; ii) there is objective and reliable evidence of the fair value of any undelivered items; and iii) if the arrangement includes a general right of return relative to the delivered item, the delivery of undelivered items is probable and substantially in the Company’s control. The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

In February 2007, the Company announced that the first patient had been enrolled in the global phase 3 Stimuvax clinical trial, START (“Stimulating Targeted Antigenic Responses To non-small cell lung cancer”), triggering a milestone payment to Biomira of $2,925 (U.S. $2,500), before associated payments to third parties of $493, under the provisions of a collaboration between Biomira and Merck KGaA. The Company has evaluated this milestone payment in relation to the separation criteria under EIC-142 and has determined that the payment does not meet all of the criteria. As a result, the milestone payment has been recorded as deferred revenue and is being recognized as revenue on a straight-line basis over the remaining patent life of the Stimuvax product. The associated payments to third parties have been recorded as intangible assets and are being amortized to expense on a straight-line basis over the remaining patent life of the Stimuvax product.

6.        COLLABORATIVE AGREEMENTS (continued)

The table below presents the accounting treatment of the payments received in respect of the agreements:

	March 31 2007	December 31 2006
	(3 months)	(12 months)
Deferred revenue balance, beginning of period	$1,036	$1,243
Additional licensing revenues from collaborative agreements deferred in the period	2,925	-
Less licensing revenues from collaborative agreements recognized in the period	(74)	(207)
Deferred revenue balance, end of period	3,887	1,036
Less deferred revenue - current portion	(469)	(207)
Deferred revenue - long term	$3,418	$829

7.        RESEARCH AND DEVELOPMENT COSTS

In the first quarter of 2007, government grant funding of $572 (2006 - nil) was credited against research and development costs.

8.        WORKFORCE REDUCTION COSTS

In the first quarter of 2007, the Company has reduced its workforce by an additional 1 (2006 - 14) employee. In relation to this workforce reduction, the Company recorded workforce reduction costs of $468 (2006 - $1,396), of which nil (2006 - $1,203), nil (2006 - $193) and $468 (2006 - nil) have been reported as research and development, general and administrative, and marketing and business development respectively in the consolidated statements of operations.

The following table provides details of the workforce reduction costs for the three months ended March 31, 2007:

	Accrued Workforce Reduction Costs at December 31,	2007 Workforce Reduction	Cumulative Drawdowns		Accrued Workforce Reduction Costs at March 31,
	2006	Costs	Cash	Non-Cash	2007
Salaries and benefits	$476	$396	$(378)	$-	$494
Stock compensation expense (Note 5)	-	72	-	(72)	-
Other	4	-	(4)	-	-
	$480	$468	$(382)	$(72)	$494

9.        SEGMENTED INFORMATION

The Company is engaged worldwide primarily in the biotechnology healthcare industry in a single business segment, research and development of therapeutic products for the treatment of cancer. Operations and long-lived assets by geographic region for the periods indicated are as follows:

	Three Months Ended March 31
	2007	2006
Revenue from operations in:
Canada	$16	$23
Barbados	165	337
Europe	20	20
	$201	$380

	Three Months Ended March 31
	2007	2006
Amortization in:
Canada	$56	$70
United States	778	10
Barbados	28	26
	$862	$106

	March 31 2007	December 31 2006
Long-lived assets, net, in:
Canada	$587	$432
United States	39,881	40,625
Barbados	534	271
	$41,002	$41,328

Long-lived assets consist of capital assets, intangible assets and goodwill and amortization consists of the amortization of capital assets and intangible assets.

The Company derives significant revenue from certain customers. The number of customers that individually accounts for more than 10% of revenue, and total revenue from transactions with those customers, are as follows:

Three Months Ended March 31	Number of Customers	Revenue
2007	1	$184
2006	1	$371

Corporate Information

Share Registrar and Transfer Agents

Transfer Agent and Registrar
Computershare Investor Services Inc.
Suite 600, 530 - 8th Avenue SW
Calgary, AB, Canada T2P 3S8

Shareholder Communications
Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, ON, Canada M5J 2Y1
Phone: 1-800-564-6253 (toll free North America)
Phone: 1-514-982-7555 (International)
E-mail: service@computershare.com
Internet: http://www.computershare.com

Stock Listings and Symbols
Toronto Stock Exchange: BRA
Nasdaq Global Market: BIOM

Biomira Company Contact
Edward A. Taylor, CGA
Vice President Finance and Administration
& Chief Financial Officer
Phone: (780) 490-2806
E-mail: etaylor@biomira.com

Investor and Media Relations Contact
Phone: (780) 490-2818
E-mail: ir@biomira.com

Corporate Office
Biomira Inc.
2011 - 94 Street
Edmonton, AB, Canada T6N 1H1
Phone: (780) 450-3761
Fax: (780) 463-0871
Internet: http://www.biomira.com